UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 1 December, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 25 November 2022: Dealings in securities by prescribed officers of Sasol Limited and directors of Major Subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(**Sasol** or the **Company)**

DEALINGS IN SECURITIES BY A PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by prescribed officers of Sasol, and directors of its major subsidiaries.

The persons below have transacted in securities awarded and accepted in 2017 and 2019, respectively, in terms of the rules of the Sasol Long-Term Incentive (LTI) Plan.

The 2019 award partly vested at the achievement of corporate performance targets (CPTs) at 77,15%[a]. The balance of the LTI award made in 2019 will vest in 2023 subject to the rules of the Plan. Some retention LTIs were awarded in 2019, which carried no performance targets[b].

The performance against the CPTs on the 2017 award, was assessed at the first vesting date in 2020 and reported. The balance of the 2017 award[c] was subject to an additional two-year service period which has now come to an end.

Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.

Transaction date:	22 November 2022
Class of securities:	Sasol ordinary shares
Issue price per share:	USD0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Price per share (USD)	Total value of the transaction (USD)
Griffith, B V[a b c]	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	9 820	16,81	165 074,20

Transaction date:	22 November 2022
Class of securities:	Sasol ordinary shares
Issue price per share:	USD0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (USD)*	Total value of the transaction (USD)
Griffith, B V[a][b][c]	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director	5 522	17,2766	95 401,39
Stouder, E[a][b][c]	Sasol Chemicals (USA) LLC: Director	14 401	17,2766	248 800,32

* Average selling price per share is based on transactions effected by the Company on 22 November 2022. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price	Lowest price	Volume Weighted Average Price
22 November 2022	17,50	17,24	17,3788

Transaction date:	24 November 2022
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Selling Price per share (R)*	Total value of the transaction (R)
S Baloyi	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	893	305,1841	272 529,43

* Average selling price per share is based on transactions effected by the Company on 24 November 2022.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price	Lowest price	Volume Weighted Average Price
24 November 2022	305,26	299,65	304,4979

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

25 November 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 December 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary